UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benchmark Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Country Club Drive Bldg 400D
(No. and Street)

Stockbridge		30281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Ciantro — 646-226-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road Suite 115E	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Nessim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benchmark Investments, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

MARIA JOSE PALMA
Notary Public – State of New York
NO. 01PA6358430
Qualified in Nassau County
My Commission Expires Dec 11, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information with Report of Independent Registered
Public Accounting Firm

BENCHMARK INVESTMENTS, INC.

DECEMBER 31, 2020

BENCHMARK INVESTMENTS, INC.
As of and for the year ended
December 31, 2020

Table of Contents



Nawrocki Smith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Benchmark Investments, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Benchmark Investments, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Benchmark Investments, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Benchmark Investments, Inc.'s management. Our responsibility is to express an opinion on Benchmark Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Benchmark Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Benchmark Investments, Inc.'s financial statements. The supplemental information is the responsibility of Benchmark Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Benchmark Investments, Inc.'s auditor since 2020.

Melville, New York
February 26, 2021

Nawrocki Smith LLP

BENCHMARK INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	2,061,755
Due from clearing firm		1,135,360
Restricted Cash		50,186
Accounts and commissions receivable		168,424
Prepaid expenses		832,737
Right of use lease assets		424,065
Deferred Tax Asset		3,493
Fixed assets, net		28,016
Other assets		7,228
Total assets	$	4,711,264

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	119,970
Commissions payable		2,006,596
Due to related party		1,988
Lease liability		443,090
SBA Loan		137,300
Deferred Clearing Incentive Fee		262,805
Total liabilities		2,971,749

Stockholder's equity

Common stock, 1,000 shares authorized, no par value		
100 shares issued and outstanding		1,000
Additional paid-in-capital		1,617,273
Retained earnings		121,242
Total stockholder's equity		1,739,515
Total liabilities and stockholder's equity	$	4,711,264

See Accompanying Notes to Financial Statements

BENCHMARK INVESTMENTS, INC.
Statement of Income
Year ended December 31, 2020

Revenue

Commission income	$	8,449,791
Consulting fee income		2,425,000
Mutual fund fees		528,014
Interest income		140,791
Underwriting and Investment Banking		10,849,041
Other revenue		408,408
Total revenue		22,801,045

Expenses

Compensation and benefits	$	17,997,783
Occupancy		279,038
Clearance fees		272,323
Technology and communications		190,038
Regulatory fees		144,959
Depreciation expense		4,519
Other		3,670,348
Total expenses		22,559,008

Net Income

	242,037

See Accompanying Notes to Financial Statements

BENCHMARK INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

	Stock		Additional Paid in Capital		Retained Earnings		Stockholders' Equity
Balance at January 1, 2020	$ 1,000	$	397,155	$	(120,795)	$	277,360
Net Income					242,037		
Contributions from stockholder			1,220,118				
Distributions to stockholder							
Balance at December 31, 2020	$ 1,000	$	1,617,273	$	121,242	$	1,739,515

See Accompanying Notes to Financial Statements

BENCHMARK INVESTMENTS, INC.
Statement of Cash Flows
Year ended December 31, 2020

Cash flows from operating activities:		
Net Income	$	242,037
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		4,519
(Increase)decrease in operating assets:		
Receivables from broker-dealers		(603,278)
Right of use asset		106,596
Prepaid expenses and other assets		(742,441)
Accounts payable and commissions receivable		(118,559)
Other assets		4,565
Increase (decrease) in operating liabilities:		
Commissions Payable		1,576,707
Accounts payable and accrued expenses		1,071
Lease liability		(96,585)
Payable to related parties		(69,569)
Deferred clearing incentive		162,805
Net cash provided by operating activities		467,868
Net cash used by investing activities		
Purchase of fixed assets		(32,535)
Net cash used by financing activities:		
SBA Loan		137,300
Contribution from stockholder		1,220,118
Net cash provided by financing activities		1,357,418
Net increase in cash, cash equivalents and restricted cash		1,792,751
Cash, cash equivalents and restricted cash - beginning of year		319,190
Cash, cash equivalents and restricted cash - end of year	$	2,111,941

Reconciliation of Cash, Cash Equivalents and Restricted Cash as reported within the Statement of Financial Condition to the amounts in the Statement of Cash Flows:

Cash	$	2,061,755
Restricted cash		50,186
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$	2,111,941

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

Benchmark Investments, Inc. ("the Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company introduces its customers' business on a fully disclosed basis to a clearing broker, who clears and carries the Company's customer accounts.

The Company underwent a change in ownership in the current fiscal year. Bluecrest Capital Limited, which purchased the 10 shares from Financial Concierge Concepts in October 2019, has now transferred the 10 shares back into Benchmark Investments, Inc. and so Kingswood US, LLC (formerly known as Manhattan Harbor Capital) now owns 100% of Benchmark Investments, Inc.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

Receivable from Clearing Firm and Restricted Cash

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with its clearing broker, which is refundable to the Company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable. The receivable is considered fully collectible and no allowance is required.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are

removed from the accounts, and any related gain or loss is reflected in income for the period.

Income Taxes

The Company has a net operating loss carryforward at December 31, 2020 of approximately $108,000 arising from the year 2006 through 2019 and a deferred tax asset related to the net operating loss carryforward of approximately $3,500. Realization of the future tax benefits related to the deferred tax asset is dependent upon many factors, including the Company's ability to generate future taxable income. The Company's federal net operating loss carry forwards expire from 2027 to 2037.

ASC Topic 740-10, Accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As of December 31, 2020, the Company has no uncertain tax positions.

Use of Estimates

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

2.   Revenue from Contracts with Customers

Significant Judgements

Revenue from contracts with customers includes commission income, consulting fees and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance

7

obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Consulting Fees. The Company enters into contracts with other broker-dealers to provide analysis and guidance on financial transactions and earns fees associated with these services.

Investment Banking

Underwriting fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior

8

to recognizing revenue are reflected as contract liabilities. At December 31, 2020, all amounts were immaterial.

3. <u>Leases</u>

The Company accounts for leases is accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2016-02, Leases ("ASC 842").

The Company has measured the lease liabilities at the present value of the unpaid lease payments, discounted using the rate established at commencement. The lease liabilities are included in Lease Liabilities in the accompanying Statement of Financial Condition.

The Company recognizes the following amounts in earnings each period of the lease term:

- A single lease cost calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. The remaining lease cost equals the total lease payments for the lease term, plus total initial direct costs incurred, less the periodic lease cost previously recognized. If an operating lease ROU asset has been impaired, for each period from the date of impairment through the end of the lease term, the single lease cost is calculated as the sum of the accretion of the lease liability and the amortization of the ROU asset.
- Any variable lease payments, in the period in which the obligation is incurred, or achievement of the target that triggers the variable payments becomes probable.
- Any impairment of the ROU asset.

We have included the costs of the operating leases in Occupancy Expenses in the accompanying Statement of Income in the amount of $279,038.

<u>Impairment Testing</u>

We subject ROU assets to impairment testing in a manner consistent with other long-lived assets. If the ROU asset is impaired, we amortize the remaining ROU asset evenly over the remaining lease term, except that in periods after the impairment, we continue to present a single lease cost in earnings.

In January 2019, the Company entered into a six-year sublease for office space in New York, NY. At January 1, 2019, the effective date of the lease, the Company recorded a ROU asset of $472,470 and an operating lease liability of $472,470. Our calculations were based on a six-year non-cancelable term ending December 31, 2024 assuming a discount rate of 4.5%, our estimated incremental borrowing rate.

In December 2019, the Company entered into a five-year sublease for office space in Atlanta, GA. At December 1, 2019, the effective date of the lease, the Company recorded a ROU asset of $139,257 and an operating lease liability of $139,257. Our calculations were based on a six-year non-cancelable term ending November 30, 2024 assuming a discount rate of 4.5%, our estimated incremental borrowing rate.

As a broker-dealer registered with the SEC and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15c3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

The new guidance provided by ASC 842 may not materially impact the Company's presentation of assets and liabilities, however, management notes changes to the disclosures based on the additional requirements prescribed by ASC 842. These new disclosures include information regarding the judgments used in determining the present value of lease payments and the corresponding value of the right-of-use asset.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. As of December 31, 2020, there were no impairment losses recognized for long-lived assets.

4.   Property and Equipment

Assets		December 31, 2020
Furniture and Fixtures	$	13,910
Software		42,535
		56,445
Accumulated Depreciation		28,429
Net Property and Equipment	$	28,016

Depreciation expenses related to property and equipment was $4,519 in 2020.

5. Indemnification

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $699,617 which was $538,940 in excess of its required net capital of $160,677. The Company's aggregate indebtedness to net capital ratio percentage was 344.53%.

7. Related Party Transactions

The related party payable at December 31, 2020 consists primarily of expenses paid by the parent company on behalf of its wholly owned subsidiary Benchmark Investments.

8. Contingencies and Concentration of Credit Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to arbitration and litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

Amounts disclosed for ROU assets obtained in exchange for lease liabilities and reductions to ROU assets resulting from reductions to lease liabilities include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments. Maturities of lease liabilities under operating leases as of December 31, 2020 are as follow:

2021	$	120,052
2022		121,254
2023		122,504
2024		120,884
Total undiscounted lease payments	$	484,694
Less interest		(41,604)
Total Lease liabilities	$	443,090

9. COVID-19

In March 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration, and spread of the COVID-19 virus remains uncertain at this time. This may have an effect on the Company's business, but it cannot be estimated at this time.

10. Subsequent Events

Events of the Company subsequent to December 31, 2020 have been evaluated through February 26, 2021 which is the date the financial statements were available to be issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2020. No subsequent events were identified that require disclosure.

SUPPLEMENTAL INFORMATION

BENCHMARK INVESTMENTS, INC.

Schedule I- Computation of Net Capital Pursuant to Rule 15c3-1

DECEMBER 31, 2020

Net Capital		
Total stockholder's equity	$	1,739,515
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		832,737
Other non-allowable assets		207,161
Total deductions and/or charges		1,039,898
Net Capital	$	699,617
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		382,765
Commissions payable		2,006,596
Payable to related parties		1,998
Excess lease liability		19,025
Total aggregate indebtedness	$	2,410,384
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	160,692
Excess net capital	$	538,925
Excess net capital of the greater of 10 percent of total aggregate indebtedness Or 120 percent of minimum net capital required	$	458,579
Ratio of aggregate indebtedness to net capital		344.53%

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the above computation and the computation in the Company's corresponding unaudited Form X-17a-5 Part IIA as of December 31, 2020

Schedule II- Determination of Reserve
Requirements Pursuant to Rule 15c3-3

<u>DECEMBER 31, 2020</u>

The company is exempt from the provision of Rule 15c3-3 as of December 31, 2020, under the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule.



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Stockholder of
Benchmark Investments, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Benchmark Investments, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
February 26, 2021

Nawrocki Smith LLP

Management Report Regarding Exemption from Rule 15c3-3

Benchmark Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company confirms the following:

(1)   The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2)   The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Benchmark Investments, Inc.

I, Michael Nessim, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:

Title: Chief Executive Officer

February 26, 2021



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Benchmark Investments, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Benchmark Investments, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating Benchmark Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. Benchmark Investments, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2020, with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Benchmark Investments, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Benchmark Investments, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 26, 2021

Nawrocki Smith LLP

BENCHMARK INVESTMENTS, INC.

Schedule III-Reconciliation of
"SIPC Net Operating Revenues"
and General Assessment

<u>Year ended DECEMBER 31, 2020</u>

	FOCUS Part IIA Line 9 (unaudited)	**Statement of Income (audited)**
Total revenue	22,801,045	22,801,045
Additions		
Deductions	1,667,890	1,667,890
SIPC Net Operating Revenues	21,133,155	21,133,155
General Assessment @ .0015	31,700	31,700